

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

<u>Via E-mail</u>
Mr. Barrie D. Rose
Chief Executive Officer
Bison Instruments, Inc.
7725 Vasserman Trail
Chanhassen, MN 55317

   Re: **Bison Instruments, Inc.**
      Form 8-K
      Filed November 17, 2011
      Form 8-K/A
      Filed November 25, 2011
      File No. 000-27297

Dear Mr. Rose:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/Tia L. Jenkins

            Tia L. Jenkins
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel, and
            Mining